1(714) 668-6205

billsimpson@paulhastings.com

July 17, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Justin Dobbie, Esq. Ryan Adams, Esq. Amy Geddes Margery Reich

Re:	Fox Factory Holding Corp. Registration Statement on Form S-1 Filed July 8, 2013 File No. 333-189841

Ladies and Gentlemen:

On behalf of Fox Factory Holding Corp. (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Commission”) received by letter from the staff of the Commission (the “Staff”) dated July 16, 2013, relating to the Company’s Registration Statement on Form S-1 (File No. 333-189841) filed with the Commission via EDGAR on July 8, 2013 (the “Registration Statement”). On behalf of the Company, we confirm to you that as of the date of this letter the Company continues to be an emerging growth company, as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 reflects the Company’s responses to the comment letter to the Registration Statement received from the Staff on July 16, 2013. For the convenience of the Staff, we are providing by overnight delivery a courtesy package that includes four copies of this letter, four copies of Amendment No. 1 and four copies of Amendment No. 1 that are marked to show the changes from the Registration Statement. All page number references contained in the Company’s responses below correspond to the page numbers in Amendment No. 1.

In this letter we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

General

1.	You state on page 8 that the consummation of this offering is conditioned on the closing of the New Credit Facility. Please tell us what the time period is for closing the New Credit Facility relative to the date of effectiveness of the registration statement.

U.S. Securities and Exchange Commission

July 17, 2013

The Company advises the Staff that it currently contemplates that the definitive agreement governing the New Credit Facility (the “New Credit Agreement”) will be executed following the effectiveness of the Registration Statement and concurrently with the execution of the underwriting agreement for this offering. The Company additionally advises the Staff that it contemplates that the granting of the lien under the New Credit Agreement and the initial funding under the New Credit Facility will occur concurrently with the closing of this offering.

2.	Please continue to consider the updating requirements of Rule 3-12 of Regulation S-X in future submissions.

The Company acknowledges the Staff’s comment and confirms to the Staff that it will continue to consider the updating requirements of Rule 3-12 of Regulation S-X in future submissions.

Risk factors, page 17

3.	We note the choice of forum disclosure on page 123. Please include a risk factor to describe the risks attendant to the exclusive forum provision in your certificate of incorporation.

The Company advises the Staff that it has added a new risk factor on pages 39 and 40 of Amendment No. 1.

Exhibits and financial statement schedules, page II-3

4.	We note your response to our prior comment 14 and reissue. Pursuant to Item 601(b)(10)(i) of Regulation S-K, material contracts to be performed in whole or in part at or after the filing of the registration statement should be included as exhibits to your registration statement. Because the Management Services Agreement has not yet been terminated, and was therefore in effect at the time of filing, it should be included as an exhibit unless there is another basis for concluding that it is not material.

The Company advises the Staff that it has filed the Management Services Agreement as Exhibit 10.27 to Amendment No. 1.

*****

U.S. Securities and Exchange Commission

July 17, 2013

Please direct your questions or comments regarding the responses or Amendment No. 1 to the undersigned at (714) 668-6205 or to Jeff Hartlin of this firm at (650) 320-1804.

Thank you for your assistance.

Very truly yours,

/s/ William J. Simpson

William J. Simpson

of PAUL HASTINGS LLP

cc (without enclosures):	Larry L. Enterline Zvi Glasman David Haugen, Esq. Fox Factory Holding Corp.